

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2024

Ali Kashani
Chief Executive Officer
Serve Robotics Inc.
730 Broadway
Redwood City, California 94063

      Re: Serve Robotics Inc.
          Registration Statement on Form S-1
          Filed on July 31, 2024
          File No. 333-281113

Dear Ali Kashani:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Sarah Sidwell at 202-551-4733 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing

cc: Albert Vanderlaan